DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

No Act
P.E. 11-29-02

02068247

November 29, 2002

David K. Thompson
Senior Vice President
Assistant General Counsel and Corporate Secretary
The Walt Disney Company
500 South Buena Vista Street
Burbank, CA 91521-0931

Act 1934
Section
Rule 14A-8
Public Availability 11/29/2002

Re: The Walt Disney Company
Incoming letter dated October 28, 2002

PROCESSED
JAN 10 2003
THOMSON FINANCIAL

Dear Mr. Thompson:

This is in response to your letter dated October 28, 2002 concerning the shareholder proposal submitted to Disney by Salvatore Dicembre. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Salvatore Dicembre
2080 Danna Drive
Collins, NY 14034

The Walt Disney Company

David K. Thompson
Senior Vice President
Assistant General Counsel and Corporate Secretary

1934 Act-Section 14(a)
Rule 14a-8(i)(4)
Rule 14a-8(i)(5)
Rule 14a-8(i)(7)

October 28, 2002

RECEIVED
2002 OCT 29 PM 1:38
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Omission of Shareholder Proposal

Ladies and Gentlemen:

On behalf of The Walt Disney Company, I am enclosing a proposal submitted by a stockholder for inclusion in the Company's proxy materials for its 2003 annual meeting of shareholders. For the reasons set forth below, the Company intends to omit the proposal from its proxy materials and requests, pursuant to Rule 14a-8(j) under the Securities Exchange Act, the Staff's advice that it will not recommend enforcement action if the proposal is omitted.

The Company currently expects to file definitive proxy materials with the Commission on or about January 28, 2003, and to begin mailing shortly thereafter.

The proposal, submitted by Mr. Salvatore Dicembre, calls for the Company to treat owners of Disney Vacation Club interests in the same way as residents of the State of Florida with respect to discounted passes to the Walt Disney World Resort. A copy of the proposal is attached as Annex 1. The Company believes that the proposal may be excluded from its proxy materials pursuant to Rule 14a-8(i)(4) under the Securities Exchange Act of 1934, as relating to a personal interest not shared by other shareholders as a whole; under Rule 14a-8(i)(5), as a matter not relating to a significant business; and under Rule 14a-8(i)(7), as a matter relating to the Company's ordinary business operations.

500 South Buena Vista Street / Burbank, California 91521-0931 / 818-560-1841 Fax 818-560-1823 / david.k.thompson@disney.com

1. Rule 14a-8(i)(4): Personal grievance or special interest.

Rule 14a-8(i)(4) authorizes the omission of a shareholder proposal that "relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to [the shareholder], or to further a personal interest, which is not shared by the other shareholders at large."

There is no doubt in this case that Mr. Dicembre is seeking a special benefit – reduced-price passes to the Walt Disney World Resort – that would be personal to him and to other holders of real estate interests in the Disney Vacation Club. Mr. Dicembre has been open in acknowledging the personal nature of his interest in the subject of his proposal as a member of the Disney Vacation Club. In a letter of July 14, 2002 (Annex 2), he made clear that his dissatisfaction with the response he had received from representatives of Disney Vacation Club itself was his motivation for seeking a remedy through shareholder action.

The benefits that Mr. Dicembre seeks would be available only to members of the Disney Vacation Club, including himself. They would not be available to shareholders generally. Indeed, since there is no requirement that participants in the Disney Vacation Club be shareholders at all, the proposal is in effect asking the Company's shareholders to approve a special benefit that would not necessarily benefit *any* shareholder other than Mr. Dicembre himself.

Mr. Dicembre's proposal is thus an effort to use the shareholder proposal process to advance a purely personal economic interest that is not shared generally by shareholders and that does not raise any socially, ethically or politically significant issues. Under such circumstances, the Staff has routinely concurred that proposals of this type may be excluded from a registrant's proxy materials. See, e.g., *Caterpillar Inc.* (December 13, 1999) (proposal to require adoption of a particular overtime pay policy for certain employees).

2. Rule 14a-8(i)(5): Relevance.

Rule 14a-8(i)(5) permits the omission of a shareholder proposal that "relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business."

The Company's Disney Vacation Club operations represented less than 1.5 percent of the Company's total revenues and segment operating income for fiscal

2002, and less than 1 percent of the Company's total assets as of the end of that fiscal year. Consequently, the quantitative thresholds of the Rule are satisfied. Moreover, as noted above, the manner in which the Disney Vacation Club is operated does not raise the types of economic, social, environmental or other broadly sensitive issues of the type that the Staff has found to be "significantly related" to a company's business as a whole. See, e.g., *Halliburton Company* (February 26, 2001) (conduct of operations in Burma). The operations of concern here, as well as the proposal itself, are purely commercial in nature. We therefore believe that the proposal fits squarely within the intended scope of Rule 14a-8(i)(5). The Staff of the Commission has concurred in the omission of such proposals. See, e.g., *Lucent Technologies* (November 21, 2000) (proposal to give refunds to purchasers of "obsolete" equipment) and *Peoples Energy* (proposal to eliminate two customer service branches).

3. Rule 14a-8(i)(7): Management functions.

Rule 14a-8(i)(7) permits the omission of a proposal that "deals with a matter relating to the company's ordinary business operations." In this case, the subject matter of Mr. Dicembre's proposal concerns routine business decisions by the units of the Company that operate the Disney Vacation Club and the Walt Disney Resort – namely, whether or not to incur the costs associated with offering the type of discount that Mr. Dicembre seeks. This is just the kind of routine commercial calculation that a company's management makes on a day-to-day basis in the conduct of ordinary business operations. In fact, Mr. Dicembre himself appears to recognize the commercial nature of his proposal in offering his own business rationale for the policy, as a means of encouraging Disney Vacation Club participants "to make multiple trips and/or lengthen their stays." In this context as well, nothing in the proposal implicates any type of broad social interest that might, from a governance standpoint, outweigh the purely personal and commercial character of Mr. Dicembre's proposal. The Staff has frequently agreed that proposals of this nature may be excluded. See, e.g., *Washington Mutual, Inc.* (March 6, 2002) (proposal relating to decisions on corporate land use policy).

Based upon the foregoing, the Company respectfully requests the advice of the Staff that it will not recommend enforcement action if the Company omits the proposal from the proxy materials for its 2003 annual meeting.

As required by Rule 14a-8(j), I am enclosing six copies of this letter, a copy of which is being forwarded concurrently to Mr. Dicembre.

Please acknowledge receipt of this letter on the additional enclosed copy and return it to us in the enclosed envelope.

Very truly yours,

David K. Thompson

Enclosures

cc: Mr. Salvatore Dicembre

(1)

The Walt Disney Corporation Annual Meeting Shareholder Proposal:

That Disney Vacation Club Owners (DVC) be treated the same as residents of the State of Florida in terms of the same reduced rate annual Disney World Passes.

Reasoning:

The DVC owners have made a large financial commitment to the Disney Corporation and are generally very good customers. There are between 60 to 70,000 DVC units sold, many are joint ownership of two or more, therefore this could be a sale of over 100,000 annual passes. The passes could be purchased only once a year and the bill could be included with the annual dues (which include Florida property taxes). Billing and purchasing the annual passes with the dues would be very cost effective for the Corporation. The annual passes owned by DVC members would encourage them to make multiple trips and/or lengthen their stays.
DVC members, spend money on restaurants, souvenirs, Downtown Disney, play Golf and many times never leave Disney property until time to go home.

Many Florida pass holders, drive to the parks (or park at downtown and ride a bus), and bring their own food and drinks. Some who stay overnight get an inexpensive hotel room on route 192 rather than stay on grounds. Therefore many of these pass holders are not as valuable to Disney Corporation as the DVC members.

SEP 0 3 2002

2080 Danna Drive

Collins, NY 14034

August 31, 2002

David K. Thompson, Senior Vice President
Assistant General Counsel and Corporate Secretary
The Walt Disney Corporation
500 S. Buena Vista Street
Burbank, CA 91521-0931

Dear Mr. Thompson:

Enclosed you will find my proposal for the 2003 Annual Meeting. I have made it simple and to the point and hope that it will be put on the ballot. But if the Corporation will revise the policy toward the discrimination of DVC members and the annual passes, I would be happy to withdraw the proposal.

My wife and I have owned Disney stock for over four years (see attached photocopy of one of our certificates) as well as shares owned in street names. We are going to hold the stock, will not sell or transfer the stock for at least the next year.

We are also DVC members in the Boardwalk Villas.

Thank you,

Salvatore Dicembre

Salvatore Dicembre

Enclosures 2

2

2080 Danna Drive
Collins, NY 14034
July 14, 2002

JUL 18 2002

To David

Louis M. Meisinger, General Counsel
The Walt Disney Corporation
500 South Blvd.
Burbank, CA 91521

Dear Mr. Meisinger:

I attended the Annual Meeting in Hartford and was next to speak at number two microphone, when the meeting was adjourned.

I am a stockholder, customer and a Disney Vacation Club member. I would like to know the procedure to get a proposal on the agenda for the next annual meeting.

My concern is for the 70,000 members of the Disney Vacation Club, who have made a financial commitment to the company and are financial victims of discrimination. Florida residents get an annual pass to Disney World at a much reduced rate, yet we who are invested in the DVC are paying the full price. Many of us would stay longer or make extra trips to Disney World if we could get the annual pass at a reasonable rate as the Florida residents.

I have attended the DVC annual meeting is December for the last three years and the answer to my question of DVC discount is the same: George Aquel and his staff say: "We are in discussions on that topic". I just got a call from one of his staff and she said: " It is on our agenda for discussion at our December." Just what we need more discussion and no action..

Please send me the information I have requested, of if you can remedy the situation.

Thank you,

Salvatore Dicembre

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

November 29, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Walt Disney Company
Incoming letter dated October 28, 2002

The proposal requests that Disney Vacation Club Owners receive the same reduced rate for annual Disney World Passes that Florida residents receive.

There appears to be some basis for your view that Disney may exclude the proposal under rule 14a-8(i)(5). In this regard, we note your representation that the amount of revenue, earnings, and assets attributable to Disney Vacation Club operations is less than five percent and the proposal is not otherwise significantly related to Disney's business. Accordingly we will not recommend enforcement action to the Commission if Disney omits the proposal from the proxy materials in reliance on rule 14a-8(i)(5). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Disney relies.

Sincerely,

Katherine W. Hsu
Attorney-Advisor